UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Verrica Pharmaceuticals Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

92511W108

(CUSIP Number)

Paul B. Manning

c/o PBM Capital Group, LLC

200 Garrett Street, Suite S

Charlottesville, VA 22902

(434) 980-8100

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 22, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92511W108
1.	Names of Reporting Persons Paul B. Manning
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 43,695,934 (1)
	8.	Shared Voting Power 8,808,115 (2)
	9.	Sole Dispositive Power 43,695,934 (1)
	10.	Shared Dispositive Power 8,808,115 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 52,504,049 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 49.9% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)	Consists of: (i) 25,828,094 shares of the Issuer’s common stock held by Paul and Diane Manning, JTWROS;(ii) 3,324,338.75 shares of the Issuer’s common stock held by The Paul B. Manning Revocable Trust dated May 10, 2000; (iii) 256,634 shares of the Issuer’s common stock held by PBM Capital Investments, LLC; (iv) 2,675,611.25 shares of the Issuer’s common stock held by separate trusts for the benefit of the Reporting Person's immediate family members. The Reporting Person's spouse is trustee of each trust; (v) 11,611,256 shares of the Issuer’s common stock issuable upon the exercise of warrants within 60 days of November 22, 2024.

(2)	Consists of (i) 5,976,101 shares of the Issuer's common stock and (ii) 2,832,014 shares of the Issuer’s common stock issuable upon the exercise of warrants within 60 days of November 22, 2024 held by BKB Growth Investments, LLC.

(3)	This percentage is calculated based upon 90,564,840 shares of the Issuer’s common stock outstanding as of November 22, 2024, as reported in the Prospectus Supplement filed by the Issuer on November 21, 2024.

CUSIP No. 92511W108
1.	Names of Reporting Persons PBM Capital Investments, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 256,634
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 256,634
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 256,634
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.3% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)	This percentage is calculated based upon 90,564,840 shares of the Issuer’s common stock outstanding as of November 22, 2024, as reported in the Prospectus Supplement filed by the Issuer on November 21, 2024.

CUSIP No. 92511W108
1.	Names of Reporting Persons BKB Growth Investments, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 8,808,115 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 8,808,115 (1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,808,115 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.4% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)	Consists of (i) 5,976,101 shares of the Issuer's common stock and (ii) 2,832,014 shares of the Issuer’s common stock issuable upon the exercise of warrants within 60 days of November 22, 2024 held by BKB Growth Investments, LLC.

(2)	This percentage is calculated based upon 90,564,840 shares of the Issuer’s common stock outstanding as of November 22, 2024, as reported in the Prospectus Supplement filed by the Issuer on November 21, 2024.

INTRODUCTION

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) is being filed as an amendment to the statement on Schedule 13D relating to common stock, par value $0.0001 per share (the “Common Stock”) of Verrica Pharmaceuticals, Inc., a Delaware corporation (the “Issuer” or “Verrica”), as filed with the Securities and Exchange Commission (the “SEC”) on July 15, 2022 (the “Initial Schedule 13D”). All capitalized terms not otherwise defined herein shall have the meanings ascribed to the terms in the Initial Schedule 13D. This Amendment No. 1 is being filed to report the purchase of shares and warrants by the Reporting Person, as described herein.

Item 5.	Interest in Securities of the Issuer

(a) - (b)	As of the date hereof, Paul and Diane Manning, JTWROS are the record owners of 25,828,094 shares of the Issuer’s common stock and 11,611,256 shares of the Issuer’s common stock issuable upon the exercise of warrants within 60 days of November 22, 2024. Mr. Manning exercises sole voting and dispositive power over such shares.

As of the date hereof, PBM is the record owner of 256,634 shares of the Issuer’s common stock. Mr. Manning is the Chief Executive Officer of PBM and has sole voting and dispositive power over the shares held by PBM.

As of the date hereof, BKB is the record owner of 5,976,101 shares of the Issuer’s common stock and 2,832,014 shares of the Issuer’s common stock issuable upon the exercise of warrants within 60 days of November 22, 2024. Mr. Manning is a co-manager of the manager of BKB and has shared voting and dispositive power over the shares held by BKB.

Each of Mr. Manning, PBM and BKB may be deemed to beneficially own 49.9%, 0.3% and 9.4%, respectively, of the Issuer’s outstanding Common Stock, which percentages are calculated based upon 90,564,840 shares of the Issuer’s common stock outstanding as of November 22, 2024, as reported in the Prospectus Supplement filed by the Issuer on November 21, 2024.

Collectively, the Reporting Persons beneficially own an aggregate of 52,504,049 shares of Common Stock, which represents 49.9% of the Issuer's outstanding Common Stock. Mr. Manning is not entitled to exercise any portion of the warrants that, upon giving effect to such exercise, would cause the aggregate number of shares of our common stock beneficially owned by him to exceed 49.99% of the number of shares of the Issuer's common stock outstanding immediately after giving effect to the exercise.

(c)	On November 22, 2024, Mr. Manning purchased 18,426,966 investment units each of which consists of a share of the Issuer’s Common Stock, a Series A warrant for one half of a share of Common Stock and a Series B warrant for one half of a share of Common Stock. BKB purchased 4,494,382 investment units each of which consists of a share of the Issuer’s Common Stock, a Series A warrant for one half of a share of Common Stock and a Series B warrant for one half of a share of Common Stock. Each unit was purchased for $0.89.

(d)	Except as set forth herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons.

(e)	Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 26, 2024

/s/ Paul B. Manning
Paul B. Manning

BKB Growth Investments, LLC

By:	Tiger Lily Capital, LLC,
its	Manager

By:	/s/ Paul B. Manning
Name: Paul B. Manning
Title: Manager

By:	/s/ Bradford Manning
Name: Bradford Manning
Title: Manager

PBM Capital Investments, LLC

By:	PBM Capital Group, LLC
its	Manager

By:	/s/ Paul B. Manning
Name: Paul B. Manning
Title: Chief Executive Officer

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Exhibit(s):

A	. Joint Filing Agreement (incorporated by reference to Exhibit A to the Schedule 13D, filed by the Reporting Persons on July 15, 2022)